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                             April 18, 2023

       Seah Kok Wah
       Chief Executive Officer
       Angkasa-X Holdings Corp.
       11-06, Tower A, Ave 3
       Vertical Business Suite
       Jalan Kerinchi Bangsar South, 59200, Kuala Lumpur, Malaysia

                                                        Re: Angkasa-X Holdings
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed March 31,
2023
                                                            File No. 333-268366

       Dear Seah Kok Wah:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 13, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       Cover Page

   1.                                                   We note your disclosure
on the cover page that    Investors are cautioned that you are
                                                        buying shares of a
shell company issuer incorporated in the British Virgin Islands with operating subsidiaries
in Malaysia.    Please clarify whether the company is a shell
                                                        company or a holding
company.
 Seah Kok Wah
FirstName
Angkasa-XLastNameSeah
             Holdings Corp.Kok Wah
Comapany
April       NameAngkasa-X Holdings Corp.
       18, 2023
April 218, 2023 Page 2
Page
FirstName LastName
2. We note your response to prior comment 2. Please update the plan of distribution section to also reflect that the selling shareholders will offer and sell their shares at a fixed price until your shares are listed on a national securities exchange or quoted on the OTC
         Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.
Risks Related to Our Ordinary Shares
We are an emerging growth company...., page 45

3. We note that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards. Revise to state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. In addition, revise to remove the conflicting disclosure that your decision to opt out of the extended transition period under the JOBS
         Act is irrevocable.
Dilution, page 57

4. Your disclosure indicates that your pro forma dilution calculation considers the offering after deducting the estimated underwriting discounts and offering expenses payable by you; however, the actual calculations do not appear to consider the underwriter discount and offering expenses. Please revise your calculations accordingly.
Liquidity and Capital Resource, page 61

5. We note that your available cash and shareholders' and directors' advances should enable the company to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued. Please confirm, if true, and revise to indicate that shareholders and directors have committed to providing the necessary funding and file any such agreement as an exhibit. Alternatively, revise the filing to clearly disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. We refer you to FRC
         501.03(a) and Section IV of SEC Interpretive Release 33-8350.
Business
Permissions and Approvals, page 88

6. We note your response to prior comment 11. Please expand your disclosure to discuss from whom you are obtaining each approval or permission. For example, address whether the company must obtain approvals from a specific agency.
 Seah Kok Wah
FirstName
Angkasa-XLastNameSeah
             Holdings Corp.Kok Wah
Comapany
April       NameAngkasa-X Holdings Corp.
       18, 2023
April 318, 2023 Page 3
Page
FirstName LastName
Directors, Management and Corporate Governance
Executive Compensation, page 104

7. We note your disclosure that you began to pay executive compensation from February 1,
         2022 onwards. Please revise to disclose the executive compensation information for
         2022.
Exhibits

8. Please provide a currently dated consent from your independent registered accounting firm with the next amendment to your registration statement. Refer to
Item 601(b)(23) of
         Regulation S-K.

General

9. Please update the financial statements of the company to provide audited financial statements for the year ended December 31, 2022. Refer to Item 8 of Form 20-F.
        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at
(202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Benjamin A. Tan